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                                                     Filed by: ANTEC Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933

                                              Subject Company: ANTEC Corporation
                                                   Commission File No: 000-22336


         On November 1, 2000, ANTEC Corporation issued a press release and held an analyst meeting to provide further guidance on its acquisition of Nortel Neworks' ownership interest in Arris Interactive L.L.C. The following is a transcript of the press release issued on November 1, 2000:


FOR IMMEDIATE RELEASE                             CONTACT:   Jim Bauer
                                                             Investor Relations
                                                             (678) 473-2647
                                                             jim.bauer@antec.com

                      ANTEC PROVIDES FURTHER PERSPECTIVE ON
                                ARRIS TRANSACTION

DULUTH, GA. (NOVEMBER 1, 2000) - ANTEC Corporation (NASDAQ: ANTC) today provides additional information regarding its previously announced combination with Arris Interactive, LLP, a joint venture between ANTEC and Nortel Networks (NYSE: NT). ANTEC is also providing further perspective on its expected stand-alone and pro forma results for the fourth quarter of 2000 and full-year 2001.

Under the terms of the definitive agreement signed by the parties on October 18th, ANTEC will acquire Nortel's ownership interest (81.25%) in Arris Interactive, LLP in exchange for US$325 million in cash and 33 million shares of common stock. ANTEC, which currently owns 18.75% of Arris Interactive, LLP, will combine Arris with ANTEC's existing business under a consolidated ownership structure.

Recognizing the dramatic shift in its business composition, ANTEC will rename itself Arris International, Inc. upon completion of this transaction. Following the transaction, Nortel will own approximately 46% of the new company. As a legal matter, ANTEC shareholders will exchange their shares in ANTEC for shares in the new company on a one-for-one basis, though, as a practical matter, shareholders will simply carry over their existing ownership interest to the new corporate entity. ANTEC expects to close the transaction during the first quarter of 2001.

The combination of ANTEC and Arris Interactive will create a company with:

         -        $1.3 - $1.4 billion in estimated pro forma revenues for year
                  2000

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         -        Gross margin levels of approximately 30%

         -        More than 1.0 million Voice Ports and 3,500 HDTs shipped

         - More than $300 million of its pro forma revenue coming from outside North America; and

         - Projected annual research and development spending of approximately $100 million.


"This transaction simplifies and clarifies Arris's relationships with its customers and our approach to the market," said Bob Stanzione, ANTEC President & CEO. "The new Arris will focus on the broadband local access technologies our customers require. The combination will strengthen the new Arris by increasing top and bottom line growth prospects and increasing the opportunity to focus on higher margin products. This transaction will provide us with more direct access to potential upside from the anticipated evolution toward converged networks. We believe we will continue to grow the business at a rate above the growth rate of the industry. I am confident that the new company will be able to fully meet customer demands, while enhancing our strategic options and the value of our worldwide cable telephony business."

"Our relationship with Nortel Networks will continue to be strong. Nortel will own approximately 46% of the outstanding ANTEC stock and have two seats on our Board of Directors, so in many ways the relationship will be even broader than when we were just partners in Arris," continued Stanzione. "But more importantly, the combined company will simplify our approach to market and allow ANTEC to focus on local broadband access. This will allow both companies to accelerate new product introductions using a wide range of new transport technologies unencumbered by the conditions of the partnership agreement," concluded Stanzione.

The Company indicated in the October 18, 2000 release that stand-alone earnings for the fourth quarter of 2000 are expected to be in the range of $0.12 to $0.16 per diluted share. Estimated stand-alone revenues for the fourth quarter are approximately $250 million with Cable Telephony & Internet Access representing 28-32% of revenues, Optical & Broadband Transmission from 22-26%, Outside Plant & Powering from 15-19% and Supplies & Services from 24-28%. Diluted cash EPS, which reflects the exclusion of amortization of goodwill, is anticipated to be in the range of $0.15 - $0.19 for the fourth quarter. Based on these new expectations for the fourth quarter, diluted cash EPS for calendar year 2000 would be in the range of $0.90 to $0.95.

For calendar year 2001, management expects the stand-alone ANTEC business to generate revenues of $1.2 to $1.3 billion, with Cable Telephony & Internet Access representing 32-36%, Optical & Broadband Transmission representing 26-30%, Outside Plant & Powering representing 16-20% and the Supplies & Services category representing 18-22%. Management projects earnings per

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diluted share in the range of $1.00 to $1.10 for the calendar year, and diluted cash EPS in the range of $1.10 to $1.20.

This revised guidance for the stand-alone ANTEC reflects a number of underlying trends in the market for the Company's products. Industry capital expenditure growth expectations generally appear to have shifted from the 30-35% levels, previously assumed, to approximately 20% levels. In addition, customers appear to be concentrating their expenditures on products that are revenue generating rather than general system upgrades and are more aggressively managing their inventories.

In addition, the Company estimated that full year 2000 and 2001 earnings results for the combined company would be $1.00 to $1.10 diluted cash EPS and $1.10 to $1.20 diluted cash EPS, respectively. At these levels, the transaction is expected to be modestly accretive versus stand-alone results in each year. For calendar year 2001, management projects pro forma combined revenue in the range of $1.6 to $1.7 billion. The Company estimated that quarterly revenue distribution for each product category would track with historical patterns with the second and third quarters being generally stronger than the first and fourth quarters due to seasonal and budget cycle influences.

Management believes that of the estimated combined 2001 revenues, Cable Telephony & Internet Access would represent 49-53% of revenue, Optical & Broadband Transmission would represent from 18-22%, Outside Plant & Powering from 11-14% and the Supplies & Services 13-17% of revenue.

"The new combined company has a world-wide market leading position with solid transport technologies and the leading cable telephony solution," said Jim Lakin, the newly appointed President & COO of the Arris joint venture. "We will be unique in offering the most complete voice, video and data solution to our customers from headend to home. A base of equipment for over 12,000,000 lines of Cornerstone(TM) has already been installed and recently we announced that we just shipped the 1,000,000th voice port. Clearly the future of the existing technology, as well as the new technology and products that we will exhibit at the Western Cable Show in Los Angeles later this month, positions us very well for the future."

A conference call and webcast will be held today at 9:00am EST, Wednesday November 1, 2000 to discuss this further guidance. You may access this call by dialing 800-713-5386 prior to 9:00am and asking for the ANTEC/Arris Conference call. The call will also be webcast at www.streetfusion.com and at www.streetevents.com.

Antec and the new holding company, currently named Broadband Parent Corporation, will be filing a registration statement, which will contain a proxy statement of Antec and a prospectus of Broadband Parent Corporation, and

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other documents with the Securities and Exchange Commission (SEC). Investors and
stockholders are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and stockholders will be able to receive the proxy statement/prospectus and other documents filed by ANTEC and the new holding company free of charge at the SEC's web site, www.sec.gov, or from ANTEC Investor Relations at 11450 Technology Circle, Duluth, Georgia 30097,
Attention: James A. Bauer. ANTEC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ANTEC in connection with the realignment. Information about the directors and executive officers of ANTEC and their ownership of ANTEC stock is set forth in the proxy statement for ANTEC's 2000 annual meeting of stockholders held on May 4, 2000. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

 ANTEC Corporation (http://www.antec.com) is an international communications technology company serving the broadband information transport industries. ANTEC specializes in the manufacturing and distribution of products for hybrid fiber-coax broadband networks, as well as the design and engineering of these networks. Headquartered in Duluth, Georgia, ANTEC has sales offices in Europe, Asia/Pacific and Latin America; major offices in Duluth, Georgia and Englewood, Colorado; and manufacturing facilities in Juarez, Mexico, El Paso, Texas and Rock Falls, Illinois.

FORWARD LOOKING STATEMENT DISCLAIMER
Certain information and statements contained in this press release constitute forward looking statements with respect to the financial condition, results of operations, and business of ANTEC. Statements that are based on current expectations, estimates, forecasts, and projections about the markets in which the Company operates, management's beliefs and assumptions regarding these markets and the Company's performance within these markets are forward looking statements. The Company cautions that any forward looking statements made, including projected pro forma results, are not guarantees of future performance.

Statements made in this press release, including those related to:

- expectations for the fourth quarter of 2000 and all projected results, both pro forma and stand alone, for the year 2001;
-        the anticipated timing of the close of the proposed transaction;
-        the Company's projected international revenue stream;
-        the projected annual research and development spending levels;
-        the growth rate of the business;
-        the timing of new product introductions; and
-        the revenue distribution among product categories

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are forward looking statements. These statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Among other things,

- expectations for the fourth quarter 2000, as well as pro forma and stand alone results for 2001 do not reflect actual results and are based on preliminary estimates and assumptions which management believes to be reasonable at this time, including the volume and product mix of the business;
- the consummation of the transaction is subject to the approval of ANTEC's shareholders, other standard closing conditions and certain regulatory approvals;
- international market position is dependent on global economic conditions, foreign exchange and interest rate fluctuations, as well as local content requirements and product approvals;
- research and development capabilities are dependent on the Company's ability to fund new technology development, as well as attract and retain engineering talent;
- general industry and market conditions and growth rates are affected by such trends and factors that include general domestic or global economic conditions as well as competitive, technological, and regulatory developments and trends specific to the Company's industry;
- the successful introduction of new products and upgrades of current products to comply with emerging industry standards and to address competing technological and product developments achieved by its competitors is dependent on the timely introduction of such products, market acceptance of new technologies and standards, and the pricing and marketing of such products; and
- the projected fourth quarter 2000 and 2001 revenue distribution within the product categories are derived from estimates and assumptions based on capital spending, market direction, and product mix which are difficult to predict with any accuracy which management believes to be reasonable at this time given the availability of insight into the future market.

In addition to factors set forth elsewhere in this release, other factors that could cause results to differ from current expectations include: the impact of rapidly changing technologies; the impact of competition on product development and pricing; the ability of ANTEC to react to changes in general industry and market conditions; and the consolidation within the telecommunications industry of both the customer and supplier base. These factors are not intended to be an all-encompassing list of risks and uncertainties that may affect the Company's business and expected results of operations. Additional information regarding these and other factors can be found in ANTEC's reports filed with the Securities and Exchange Commission. In providing forward looking statements, the Company is not undertaking any obligation to update publicly or otherwise these statements, whether as a result of new information, future events or otherwise.